Filed by: Old National Bancorp
(Commission File No.: 001-15817)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: First Midwest Bancorp, Inc.
(Commission File No.: 0-10967)
Date: June 1, 2021

OLD NATIONAL BANCORP

Moderator:           Jim Ryan/Meagan Henderson
June 01, 2021
11:30 a.m. CT

OPERATOR:	This is Conference # 1586544

(Jim):
Good morning, everyone. I’ve been told that we have more than a thousand lines opened up. So we really appreciate you taking the time to catch up on some really exciting news. I’m here with Jim Sandgren, Kathy Schoettlin, and Kendra Vanzo. And we are excited to be joining you from Chicago.

It’s a big, historic day for us. And really, I can’t tell you – we’ve been working on this for the last five months and I was looking forward to this day with great anticipation about the opportunities that are in front of us, the opportunity to only strengthen Old National, the opportunity to continue our strong legacy and hopefully be around for another 187 years. So, thanks for taking the time to talk with us this morning.

This partnership, I think really will help us drive future success and attain – we’ve always had the goal of being a top-quartile performer. And hopefully you’ve had a chance to look at some of the slides or listen to the call. But I really think this gives us a great opportunity. And so, thanks for taking the time to join us and hear from us this morning.

Jim Sandgren:
Well, Jim, it’s been a long time coming getting to Chicago. As a – as a native of Chicago – Deerfield, Illinois – I’m thrilled to be sitting here in Chicago talking to all of you. And it’s more than just about my favorite Chicago sports teams.

This is a – this is a partnership that just makes an awful lot of sense from a cultural perspective, a strategic perspective and a financial perspective. So this is – this is something that I think is exciting for all of us. It’s transformational. And I think we are going to do some amazing things as a combined organization.

The other sidebar that I’ve shared with a number of folks is my parents have been proud First Midwest customers for many, many years. I could never get them to move their business to Old National. So finally, I think at some point we’ll be able to call my parents customers of Old National, so a really exciting day.

We spent a lot of time, as (Jim) mentioned, over the last few months working with the team from First Midwest and just an awful lot of similarities. And I think we’re going to do some great things together, so really excited about moving forward with the partnership.

So Jim, I know we’ve got some changes in some of the leadership roles that you were going to outline.

(Jim):	I will. Before I do that, Christine and Todd, just so you know, Jim’s parents expect coffee and donuts in the branches when they visit. So, if we can make that happen, that’d be fantastic.

Well, hey, I’ve got to tell you, when we first started embarking on this journey I had the opportunity to share with our Operating Group what we were doing – the entire Operating Group. And I was incredibly transparent about it. I said, look, every single one of us is going to be impacted. I can’t tell you what. I can’t tell you how. I don’t know those details yet. And this was five months ago when we were having – starting to have these conversations.

And I’ve got to tell you, every single one of our leaders, every single one of our Operating Group members said I’m not as concerned about how it impacts me personally but I’m concerned on how it impacts our company and our ability to achieve our objectives, our ability to serve our clients, ability to serve our team members, ability to serve our communities, ability to earn our independence for our shareholders, and they were more focused on that than they were themselves.

And so, you’re going to see an approach here which is a pretty balanced approach and pretty typical in these types of partnerships, right? Where we really try to leverage and respect both of our legacies, both of our histories, both of the growth opportunities in front of us, and I can’t be more proud of how our team has come together and taken this with that kind of spirit and approach.

And so, I will – I will be CEO of the combined transactions and First Midwest CEO Mike Scudder, who I hope to have a chance to introduce to everybody soon, will become executive chairman for a couple of years and then ultimately transition as he thinks about his future opportunities in front of him.

Jim Sandgren could be the most selfless man we have in our company. And Jim, I talked to the board about this, how it’s critical in this type of partnership that we go off and build the strongest commercial team and retain the commercial team, particularly here, you think, in Chicago. There’s going to be a lot of change. They’re going to come to our new team members here in Chicago.

And as I told the board, and I told Jim this, this is no secret to him, but I can’t think of a better person that can possibly do this for us who can go off and to lead this new commercial team. It’s obviously a much bigger team. It’s more complex. We’ve got more verticals. There are more things.

As you learn more things about First Midwest, they do a few things better than us and we do a few things better than them, but this is a pretty complex situation here and just blending the cultures and blending the credit teams and all that. And I’ve asked Jim to lead that for us and, Jim, I’m just so grateful for your leadership, thank you for doing the right thing for our company and being selfless. I’m equally interested in introducing Mark Sander, who’s going to be our new president and COO. I think you’ll really come to respect and like him a tremendous amount. He’s going to be a fantastic champion not only for Chicago, but across our footprint.

So, I’m eager to have that introduction. Brendon Falconer will remain our CFO and it’s important that we have someone that we can rely on to help us, guide us through all of the financials and all of the things we need strategically there. Thomas Prame is going to be our community banking CEO, and before I talk about Thomas, I’m going to say a word about Todd.

I had a chance to talk with Todd last week and I will tell you I was more enthusiastic after I had a chance to talk with Todd, after he found out about – that he’s not in this box. And we told Todd, Todd, just because you’re not in this box doesn’t mean you don’t have a box in our company, doesn’t mean you don’t have an important role to play.

We’ve already been brainstorming, I’ve got four or five things that I know that we need top leadership on, and so we’re going to talk to Todd about what looks like – obviously Todd’s going to be with us and help us through the transition in the community banking space but I’m equally excited about what Todd can help us do in the future. And so, Todd’s here for him about that.

With respect to Dennis, I had the same conversation with Dennis, and I’ve got to tell you, Dennis Heishman maybe pulled over the biggest feat possible which is we continue to grow in our commercial business despite all of the changes and all of the distractions from COVID.

Dennis did an amazing job. Dennis, he created Louisville from nothing. He literally was one person around driving his car and his office was his trunk. And so, we’re just so grateful for Dennis’ leadership, but again the same with Todd. Dennis doesn’t have this box, but it doesn’t mean he doesn’t have a box. And there’s so many more critical things we need to do in that commercial space and more broadly in our company.

So, to Dennis and Todd, thank you for your leadership and thank you for your selflessness to really allow this company to move to a bigger historic event. But I’m confident that they will both have continued roles in our company (with) meaningful and important work for us.

Thomas Prame, ironically enough, we worked together when I first began my career at Old Kent Bank. And so, I’ve known Thomas for a long, long time and he’s had a variety of roles and I think he’s going to be an excellent community banking leader. So, I’m really excited to have Thomas on the team.

Chady AlAhmar has come on and been one of the most valuable players in the last year, coming on and working and thinking through how do we structure wealth management for the future. And he’s got an incredibly big role with more than $30 billion in assets under management, one of the seventh largest wealth managers in the country.

And so, we have an awesome opportunity to grow that business and invest in that business, and that’s the plan to continue to grow and we need to continue to support and wrap ourselves around and help Chady out along the way. So Chady will continue to do that.

Obviously, Kendra Vanzo is invaluable to me personally and professionally and really just helps our company, makes sure that every single day we get up and we keep – we keep the machine on time and we support of our company the best possible way. So, I’m pleased that Kendra will continue in that role.

And then Kevin Geoghegan who is their chief credit executive. Kevin is somebody that joined this company a few years ago, and if you listen to my call earlier and Daryl would repeat this story, that as we looked at the credits that originated, the new credits that originated in the last few years, there isn’t a single one of those credits that we wouldn’t have done ourselves. And so, we’re really excited. We have shared credit philosophies. We’re really excited about Kevin leading that.

Daryl, the reality is Daryl’s at the end of his professional career. He came to us a while back and said hey, look, I’m looking for an opportunity, and so Daryl’s going to be fantastic in helping us through this transition and we’re just so appreciative of Daryl’s 42-plus years of leadership in our company. And grateful for everything that Daryl’s done for us. And hopefully you can see by this kind of blended and balanced approach, this truly is a merger of equals. Really trying to benefit from everybody’s expertise.

Jim Sandgren:
So, we talked a little bit about dual headquarters and when you think about nearly 50 percent of our deposit base will be in and around the Chicago area, obviously we have a huge number of team members in the northern part of footprint in Wisconsin and Minnesota and Michigan. We feel like it makes an awful lot of sense to have dual headquarters and leadership on the ground. Obviously, for many years we’ve had leadership throughout our footprint, and Chady in Minneapolis, Todd in Ann Arbor and Dennis in Louisville.

So given our systems and platforms it’s easy to have that kind of leadership throughout the company. And I think it’s going to send a strong message to certainly the First Midwest team, to their client base to have the president of the organization, as well as the chief credit officer. You think how important that is to have local decision making. It’s not going to change the way we do things. But I think it’s going to be really great for our combined organizations.

So, the other thing, this does not by any means change our commitment to our communities, especially Evansville, all of our legacy communities. Coming together again, we talked about all of the benefits it will have for clients and all of you as team members, but we think this puts us in a better position to invest in our communities as well, and so that’s going to be critically important as we move forward.

So why First Midwest? I will tell you in a word, it’s culture. Jim and Mike started this conversation about six months ago, and it really started nowhere else but culture. How do you treat your team? How do you – how do you go out and handle your customers and grow relationships? How do you interact and invest in your communities?

And it was very apparent to both Jim and Mike that the cultural alignment was incredibly strong, and so from there the conversations grew, and it became very apparent that we were going to be better together, bringing talent, bringing technology, bringing products and services to our customer base and allow us to really deepen relationships.

So that – those are the things that really get us excited as we go forward. It’s the revenue opportunities; it’s the opportunity to grow relationships that I think are going to be critically important as we go forward.

Some things that are going to be better. We talked a lot about a CRM tool. Well, First Midwest utilizes Salesforce today, and I think they utilize it in a very good way. And so, we’re excited to bring that technology to Old National.

DocuSign, we talked for a long time about e-signatures. Backbase is the preeminent digital mobile platform that they’re in the process of moving down. So, as we think about some of the parallel paths we’ve taken on technology, they’re doing a few things, maybe more advanced than we are and vice versa. And so, how do we continue to invest in technology together to get more impact.

So, we think together we’re going to create really a first-class commercial-oriented bank in the Midwest. And the size, we’ll be the sixth largest bank headquartered in the Midwest. And that’s powerful. And we’re going to continue to be able to compete against the big guys but do it with our community bank DNA at heart.

So, I think this is a really, really compelling story. So Jim, why Chicago?

Jim Ryan:
Yes, some of you may be asking, and remember Bob Jones said, I don’t have any interest in going to Chicago or something along those lines, and I got to tell you that I had a chance to speak with Bob over the weekend and he couldn’t be more supportive.

He’s the number one fan that’s out – he’s out there rooting for us every single day and Bob’s very supportive of this. And we’ve known the First Midwest team for a long, long time and know them well. I got to tell you though, as we stood back and thought about Chicago and what it means to us and the potential opportunity, I mean you don’t have to look at the map and realize what a – what a great fit it is from that perspective.

If you look at the number of small businesses in Chicago, if you look at the GDP, if you look at the household wealth, if you look at the footprint, Chicago – the First Midwest footprint is largely a suburban footprint.

Our experience most recently in Minneapolis, I think it gives us a lot of confidence that our model continues to be successful and work here just like it’s worked in Minneapolis. We believe it’ll work here and only continue to add given the vibrancy of the market here.

I’m sitting here and looking out at literally hundreds and thousands of office towers of – of people that live and work and businesses that are here. And so, I’m just really excited about what that brings to us.

They also bring the Quad Cities, which is a new market for us and I think great opportunities there. And then Milwaukee, they have a franchise in Milwaukee, so I think there’ll be great opportunities to combine our teams in Milwaukee and be even stronger.

And so, I just think this is a great opportunity to really tie the northernmost tier of our footprint and Indiana together. It just makes sense, right? It’s just a picture with a thousand words; it fits.

One of the real benefits that we get out of this is really this scale to go off and compete. As Jim talked about some of the great opportunities here, we are building out a technology roadmap and investing in people. And we were doing that independently, Mike and I spent a lot of time talking about technology and people and how do we continue to do that.

We’re independently both doing that, and we’re thinking, boy, wouldn’t it be great if we could take some of those investments in people and technology and spread it across a bigger balance sheet, right? Drive more efficiency and, quite frankly, I think the opportunities we’ve seen already – we’ve made some pretty significant investments, most recently with our Infosys partnership.

And Paul’s come in and done some great things for us to really have some scale. And so, the opportunity to leverage those existing investments combined with these new investments and really combining our technology roadmaps was a pretty compelling part of why this makes sense.

And then people – it’s easy to talk about tech, tech, tech. Mike and I spent more time talking about people, people, people. How do we continue to grow the people that we have in the existing company but how do we go out and acquire new talent to help us even accelerate the growth further? And really when we come with this almost $50 billion balance sheet, we think that gives great opportunities to grow talent.

And as Jim talked about earlier too, that opportunity to serve our clients, that’s – we’re virtually doubling the size of our company and really the opportunity to expand those lending limits and things like that that are so meaningful and really grow with our existing clients as much as we can grow with new clients.

Jim, you want to talk a little bit more about how we got the decision around our brand?

Jim Sandgren:
Yes. Obviously, there was a lot of – a lot of thoughtful discussion from both teams’ perspective. And I think the First Midwest team certainly recognized the strength and the importance of the Old National brand, the fact that we’ve been around for 187 years.

So, it was really important to maintain that “one team, one culture” as Mike Scudder talked about on our investor call just a few minutes ago. So, we also mentioned too that brand is much more than just a name, right. It’s how we approach our customers, it’s how we reinvest in our communities, it’s how we treat one another.

And so, I feel really good about the fact that we’re all rallying around the Old National Bank name and we’re going to continue to celebrate the legacy of First Midwest, they’ve been around for many, many years, not 187 but almost 80 years. So, it’s really important, and glad that we can rally around the Old National Bank name.

So, I think we’re all very, very well aligned there and allowed this really scalability too as we think about future growth and future partnerships. So, I think it was a really good discussion and I think we arrived at a great place.

Kendra, do you want to talk about what’s next for us?

Kendra Vanzo:
Sure. Sure. So, we’re really fortunate that we have a partner in First Midwest that like Old National has completed many, many, many successful integrations and they followed a very similar approach by utilizing teams and engaging team members in the process to really roll up their sleeves and evaluate systems and products and processes and come together to find efficiencies and make the best decisions possible for the combined organization.

So, we intend to leverage their experience and our experience and be very thoughtful in our approach as we make those important decisions. And we also recognize that while our company’s have very similar culture, bringing together two organizations and creating one voice and one culture is incredibly important and will take very intentional efforts.

And so, we will be having a lot of focus on how do we build a strong routine and how do we continue to build on they culture that we have while integrating the culture that’s been First Midwest.

We will be like we always do developing very robust client communication plans and very specific plans around how we introduce the Old National brand to the First Midwest markets.

We’ll be utilizing the Friday CEO e-mail update to provide you with important messages and communications on our activities. And because of the size of the scope of this project you can expect that many, many team members will have the opportunity to participate. In fact, we’re already getting people raising their hands via e-mail and we appreciate that so much.

So Jim, I’ll throw it back to you for some final thoughts.

Jim Ryan:
Let me just start by thanking you. I mean the reality is we’re in this really strong position today because of each and every one of you. We’re in the strong position today because each one of our operating group leaders leads with the highest integrity and emulates our values every single day. So, thank you for allowing us to be in this position.

I invite you to continue to reach out to me personally or any one of our operating group members to answer any questions. We may not have all the answers right now but we’re happy to answer what we do know and I promise you we will be open and honest and frequent with our communications as we move forward.

I’d also like to invite you to join us at 4:15 p.m. Central for a very brief, end-of-day call update where you can hear from Mike Scudder or new executive chairman and also Mark Sander who will become obviously the president and COO of the bank. You should have an appointment already on your calendar for that call.

So, I just want to thank you for your professionalism and your dedication to our clients and your commitment to our values. And just – I can’t say how proud I am to work for Old National Bank.

I can’t say how proud I am to be part of this amazing team of people. You are our most valuable asset and you have positioned us well for this historic step forward for our company. So, thank you. Have a great day and we look forward to talking with you later this afternoon.

Operator, we’re done with our call.

Operator:	Thank you.

Jim Ryan:	Thank you.

Operator:	Thank you again for participating. This concludes today’s conference call. You may now disconnect.

The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10‐K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10‐Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S‑4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov).  Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC.  Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC.  Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.